January 31, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attention: Pamela A. Long

Re:	Acceleration Request of China Dredging Group Co., Ltd.
Registration Statement on Form F-1 (File No. 333-178362)

Ladies and Gentlemen:

Reference is made to the letter of China Dredging Group Co., Ltd. (the “Company”), dated January 27, 2012, to the United States Securities and Exchange Commission (the “Commission”), requesting acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Tuesday, January 31, 2012. The Company hereby withdraws this request and submits this letter to request a different effectiveness date.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement to 5:00 p.m., Eastern Time, on Thursday, February 2, 2012, or as soon thereafter as practicable. The Company also hereby requests a copy of the written order verifying the effective date.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please contact Andrew Ledbetter of DLA Piper LLP (US), counsel to the Company, at (206) 839-4845 or andrew.ledbetter@dlapiper.com.

Very truly yours, China Dredging Group Co., Ltd.

By:	/s/ Alfred Ho
Alfred Ho Chief Financial Officer